Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year Ended December 31,
	2007	2008	2009	2010	2011
Income (Loss) from Continuing Operations	$98,975	$183,784	$50,583	$(34,745)	$49,934
Plus: Income Taxes	30,220	11,743	(2,087)	(12,701)	4,694
Fixed Charges	14,424	23,412	24,560	23,833	23,432
Less: Capitalized Interest	(6,200)	(8,516)	(3,612)	(1,421)	(365)

Earnings Before Fixed Charges	137,419	210,423	69,444	(25,034)	77,695
Fixed Charges:
Interest Expense	$7,923	$14,291	$20,281	$21,693	$22,314
Capitalized Interest	6,200	8,516	3,612	1,421	365
Estimated Portion of Rental Expense Equivalent to
Interest	301	605	667	719	753

Total Fixed Charges	14,424	23,412	24,560	23,833	23,432

Ratio of Earnings to Fixed Charges	9.53	8.99	2.83	NA	3.32

NA – The ratio is less than 1.0. A deficiency of $48.9 million exists for the year ended December 31, 2010. The calculation of earnings includes $57.0 million of non-cash depreciation and amortization expense and $97.7 million of impairment.